Exhibit 99.34

FORM 51-102F3
MATERIAL CHANGE REPORT

1.	Name and Address of Company

Timmins Gold Corp.
Suite 520 – 609 Granville Street
Vancouver, BC, V7Y 1G5

2.	Date of Material Change

February 23, 2011.

3.	Press Release

The Press Release dated February 23, 2011 was disseminated via Marketwire.

4.	Summary of Material Change

Timmins Gold Corp. announced that it had staked additional 95,000 hectares of claims along the Sonora-Mojave Megashear structural province of northern Sonora, Mexico.

5.	Full Description of Material Change

Timmins Gold Corp. announces that it has staked an additional 95,000 hectares of claims along the highly prospective Sonora-Mojave Megashear structural province of northern Sonora, Mexico. The claims have been staked along a 65 km corridor between Timmins Gold’s San Francisco gold mine and the El Chanate gold mine of Capital Gold Corp.

The claims were staked based on Timmins Gold’s geological understanding of the Megashear which has been gained from geological, geochemical, and geophysical surveys along with experience gained from operational and exploration success at the producing San Francisco gold mine and surrounding areas.

Timmins Gold’s semi contiguous claims which lie along the Sonora-Mojave Megashear now total approximately 165,000 hectares. For a map showing the Timmins Gold claims along the Megashear please go to the Timmins Gold website at www.timminsgold.com.

6.	Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102

Not Applicable.

7.	Omitted Information

Not Applicable.

8.	Executive Officer

Bruce Bragagnolo, Chief Executive Officer
(604) 638-8980

9.	Date of Report

February 23, 2011.